2010 Main Street Suite 500 Irvine, CA 92614-7269 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com Robert A. Robertson robert.robertson@dechert.com +1 949 442 6037 Direct +1 949 681 8651 Fax

February 27, 2015

VIA EDGAR

Mr. Keith Gregory
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ALPS Series Trust (the “Registrant”), on behalf of its series, Valspresso Green Zone SelectTM Tactical Fund (the “Fund”); Registration Nos. 333-183945 and 811-22747

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the Registrant’s registration statement on Form N-1A relating to the Fund, a new series of the Registrant, filed with the Commission on October 1, 2014. The Registrant has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Registrant’s registration statement on its behalf.

Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment No. 43 to the Registrant’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 27, 2015.

GENERAL COMMENTS

1.	Staff Comment: Please complete or update all information that is currently in brackets or missing in the prospectus, statement of additional information (“SAI”) or Part C of the registration statement (e.g., prospectus cover page, expense examples and exhibits).

Registrant’s Response: The Registrant confirms that it has completed all information that was bracketed or missing in the 485(a) filing.

Securities and Exchange Comm.

February 27, 2015

PROSPECTUS COMMENTS

SUMMARY SECTION

Fees and Expenses of the Fund

2.	Staff Comment: In the paragraph immediately preceding the Shareholder Fees table, please delete the following sentence: “Expense information shown reflects estimated annualized expenses the Fund expects to incur during its initial year.”

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

3.	Staff Comment: In the “Maximum sales charge (Load) imposed on purchases” line item of the Shareholder Fees table, please insert the following parenthetical: “(as a percentage of offering price).” See Item 3, Instruction 2(a)(i), and Item 12(a)(1), Instruction 1, of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

4.	Staff Comment: There appears to be confusion in the fee table and throughout the prospectus as to whether the 1.00% deferred sales charge is a redemption fee or a sales charge. If the 1.00% pays for distribution, then it is a deferred sales charge and should be reflected as such in the fee table and throughout the prospectus. If it is a fee that is added to the Fund’s assets, it would be appropriate to refer to the fee as a redemption fee. Please review the disclosure and revise the Shareholder Fees table and prospectus as appropriate.

Registrant’s Response: The Registrant has reviewed the disclosure and confirms that the Fund may charge a 1% redemption fee on Class A shares of the Fund held for 365 calendar days or less. In addition, for Class A shares purchased without an initial sales charge, a Contingent Deferred Sales Charge (“CDSC”) of 1% may apply to shares redeemed within the first 12 months after purchase.

5.	Staff Comment: In footnote 3 to the Annual Fund Operating Expenses table, please include the amount of the applicable fee waiver/expense reimbursement.

Registrant’s Response: The Registrant confirms that it has completed all information that was bracketed or missing in the 485(a) filing.

6.	Staff Comment: In footnote 3 to the Annual Fund Operating Expenses table, please revise the third sentence to disclose the level of expenses that may be recovered in later periods with reference to the actual annual rates set forth in the “relevant agreement.” Please make a conforming change to the third full paragraph in the Management section of the prospectus and in the SAI, where appropriate.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Comm.

February 27, 2015

7.	Staff Comment: Please supplementally confirm that the fee waiver/expense reimbursement agreement will be in effect for no less than one year from the effective date of the Fund’s registration statement.

Registrant’s Response: The Registrant confirms that the expense limitation agreement will be in effect for no less than one year from the effective date of the Fund’s registration statement.

Portfolio Turnover

8.	Staff Comment: In the second sentence, please delete the phrase “for U.S. federal income tax purposes,” as portfolio turnover also impacts other taxes, such as state income tax.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Principal Investment Strategies of the Fund

9.	Staff Comment: The principal investment strategies disclosure indicates that the Fund will invest in common stocks of publicly-traded U.S. companies, including American Depositary Receipts (“ADRs”). Please clarify whether the Fund considers ADRs to be foreign securities. If so, please revise the principal investment strategies and risks disclosure, including a foreign risk factor, as appropriate. Please also make conforming changes in the Fund’s Item 9 disclosure and the SAI, as appropriate.

Registrant’s Response: The Registrant has revised the disclosure to clarify that the Fund considers ADRs to be foreign securities and include applicable risk disclosure, in accordance with the Staff’s comment.

10.	Staff Comment: Please disclose whether the Fund’s Adviser relies solely on Green Zone SelectTM and WealthQubeTM. If not, please discuss the Adviser’s investment strategy. We note that in the “ADDITIONAL INVESTMENT ACTIVITIES AND RISKS – Cash Positions” section of the SAI, the disclosure indicates that the Adviser may make changes to the Fund’s portfolio “when the Adviser believes that market conditions are unfavorable for profitable investing, or when it is otherwise unable to locate attractive investment opportunities.” We also note that the Management and Strategy Risk factor suggests that investment decisions are made by the Fund’s portfolio manager.

Registrant’s Response: The Registrant has revised the disclosure to clarify that the Fund relies solely on Green Zone SelectTM in pursuing its investment objective, in accordance with the Staff’s comment.

11.	Staff Comment: Please supplementally explain why the Registrant believes the following statement is appropriate, or delete: “Higher volatility typically indicates higher risk and is often associated with broad market decline.”

Registrant’s Response: The Registrant has deleted this sentence from the prospectus.

Securities and Exchange Comm.

February 27, 2015

12.	Staff Comment: In the first sentence of the paragraph adjacent to the caption “Tactical Asset Allocation”, please consider replacing the phrase “provide downside protection” with “reduce market risk.”

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

13.	Staff Comment: Since the Fund may hold a substantial portion of its assets in U.S. government obligations and short-term debt securities, please include principal risks associated with these investments, as appropriate (e.g., interest rate risk, credit risk, U.S. government securities risk).

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

14.	Staff Comment: Please supplementally disclose the proposed broad-based securities market index to be used by the Fund.

Registrant’s Response: The Registrant confirms that the Fund’s broad-based securities market index will be the Russell 2000 Index.

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

What are the Fund’s Principal Investment Strategies?

15.	Staff Comment: Please explain in greater detail the WealthQubeTM stock selection process. As examples, please address:

(a) What is meant by “Is the company structured to reward investors?”?

(b) Does the software analyze the financial statements of publicly-traded companies on a rolling daily basis?

(c) What actual factors are used to construct a subset of “Green” companies?

(d) Will a portfolio company be sold if it is no longer in the “Green” zone?

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

What are the Principal Risks of Investing in the Fund?

16.	Staff Comment: In the Market Risk factor, the second paragraph duplicates disclosure that appears in the first paragraph. Accordingly, please delete the second paragraph.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Comm.

February 27, 2015

MANAGEMENT

17.	Staff Comment: Disclosure in the first paragraph indicates that an affiliate of the Adviser, Valspresso, Inc., provides the data, software and certain other functions relating to the Green Zone SelectTM model. Please supplementally indicate whether the Adviser charges the Fund for any expenses that may be paid to Valspresso, Inc. for use of the model. If so, please supplementally confirm that such expenses are included in the fee table or explain their omission.

Registrant’s Response: The Registrant confirms that the Adviser does not charge the Fund for any expenses that may be paid to Valspresso, Inc. for use of the model.

THE PORTFOLIO MANAGER

18.	Staff Comment: Please include the date that the portfolio manager began working at the Adviser.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

BUYING AND REDEEMING SHARES

Administrative Fees (Networking, Omnibus Positioning Fee)

19.	Staff Comment: Please indicate that the Fund pays the Distributor certain networking, omnibus account or other administrative fees. Please also supplementally confirm that such expenses are included in the fee table as “Other Expenses” or explain their omission. See Item 3 of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment. The Registrant confirms that, to the extent these expenses are paid by the Fund, such expenses will be included in the fee table as “Other Expenses.”

Buying Shares

20.	Staff Comment: Please consider defining “price” as the Fund’s net asset value (“NAV”) and making a conforming change to the end of the first paragraph of this section. See Item 11(a) of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

21.	Staff Comment: The Staff references the following sentence on page 17 of the prospectus: “Investors may not purchase, exchange or redeem shares of the Fund directly.” The Staff also references the following disclosure on page 14 of the prospectus: “Class A shares may be purchased and sold directly with the Fund through the Fund’s website at www.[ ].com, by telephone at [1- - - ] and by regular mail at P.O. Box [ ], Denver, CO 80201.” Please address this inconsistency.

Securities and Exchange Comm.

February 27, 2015

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

Redemption Payments

22.	Staff Comment: The Staff references the following disclosure on page 20 of the prospectus: “In all cases, your redemption price is the net asset value per share next determined after your request is received in good order less any applicable redemption fees.” Please consider including a definition of good order.

Registrant’s Response: The Registrant has revised the prospectus disclosure to include a definition of “good order.”

SHARE TRANSACTIONS

Frequent Purchases and Sales of Fund Shares

23.	Staff Comment: Please consider including more specific disclosure regarding the Fund’s policies and procedures with respect to frequent purchases and sales of Fund shares (e.g., share purchase time limits, time frames and penalties). See Item 11(e)(4)(iii) of Form N-1A.

Registrant’s Response: The Fund has adopted policies and procedures with respect to frequent purchases and redemptions, and the Registrant believes that such policies and procedures are accurately described in the Fund’s prospectus in accordance with Item 11(e) of Form N-1A.

FEDERAL INCOME TAXES

Taxation of Fund Distributions

24.	Staff Comment: The Staff references the following disclosure on page 27 of the prospectus: “The maximum long-term capital gain rate applicable to individuals is either 15% or 20% (depending on whether the individual’s income exceeds certain threshold amounts).” Please review this disclosure for accuracy and revise as appropriate.

Registrant’s Response: The Registrant has reviewed the disclosure in this section for accuracy and has revised the disclosure as appropriate in accordance with Item 11(f) of Form N-1A.

SAI COMMENTS

ADDITIONAL INVESTMENT ACTIVITIES AND RISKS

25.	Staff Comment: The Staff references the following disclosure on page 1 of the SAI: “The following is not meant to be an exclusive list of all the securities and instruments in which the Fund may invest, the investment strategies or activities in which it may engage, or the risks associated with both. The Fund may invest in instruments and securities and engage in strategies or activities other than those listed below, and may be subject to risks that are not described here.” Please supplementally explain the meaning of this disclosure or delete.

Securities and Exchange Comm.

February 27, 2015

Registrant’s Response: The Registrant has deleted the disclosure in accordance with the Staff’s comment.

26.	Staff Comment: Please include a discussion of reverse repurchase agreements under the caption “Borrowing.”

Registrant’s Response: The Registrant has revised the disclosure to state that reverse repurchase agreements are considered to be borrowings by the Fund, and has included a cross-reference to disclosure under the separate caption “Reverse Repurchase Agreements.”

27.	Staff Comment: If appropriate, please disclose the types of investments that the Fund may make while assuming a temporary defensive position. See Item 16(d) of Form N-1A.

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

INVESTMENT LIMITATIONS

Fundamental and Non-Fundamental Investment Restrictions – Fundamental Investment Restrictions

28.	Staff Comment: Fundamental investment restriction (6) indicates that the Fund has reserved freedom of action with respect to “engaging in transactions involving swaps, futures contracts, forward contracts, options or other derivative instruments, investing in securities that are secured by commodities or investing in companies or other entities that are engaged in a commodities or commodities trading business or that have a significant portion of their assets in commodities-related investments.” Please provide adjacent narrative disclosure stating the maximum percentage of assets, if any, to be devoted to these transactions and the related risks. In the alternative, please consider including adjacent narrative disclosure indicating that such reservation of rights is in accordance with the Fund’s investment objective, policies and restrictions. See Item 16(c) of Form N-1A.

Registrant’s Response: The Registrant has added disclosure indicating that the transactions described in fundamental investment restriction (6) are “subject to restrictions described in the Fund’s Prospectus and elsewhere in this SAI.”

PORTFOLIO MANAGER

Portfolio Manager Compensation

29.	Staff Comment: Please consider including a description of the structure and method of determining the portfolio manager’s compensation with greater specificity (e.g., salary, bonus, deferred compensation and/or bonus plans). If part of the portfolio manager’s compensation is performance-based, please identify any performance benchmarks and the related measurement periods. See Item 20(b), Instruction 2, of Form N-1A.

Securities and Exchange Comm.

February 27, 2015

Registrant’s Response: The Registrant has revised the disclosure in accordance with the Staff’s comment.

* * * * *

In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•	the Registrant and the Fund are responsible for the adequacy and accuracy of the disclosure in the filings;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

* * * * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037. Thank you.

Sincerely,

/s/ Robert A. Robertson
Robert A. Robertson

cc:	Jeremy O. May

Trustee, Chairman and President of the Registrant

JoEllen L. Legg, Esq.

Secretary of the Registrant

Peter H. Schwartz, Esq.

Davis Graham & Stubbs LLP

Reginald Nosegbe

Valspresso Investment Management, LLC